Exhibit 21.1

EXHIBIT 21.1 PRIMARY SUBSIDIARIES OF CNA FINANCIAL CORPORATION

COMPANY	PLACE OF INCORPORATION
American Casualty Company of Reading, Pennsylvania	Pennsylvania
CNA Insurance Company (Europe) Ltd.	United Kingdom
CNA Surety Corporation	Delaware
Continental Assurance Company	Illinois
Continental Casualty Company	Illinois
Continental Insurance Company of Newark, New Jersey	New Jersey
Firemen’s Insurance Company of Newark, New Jersey	New Jersey
National Fire Insurance Company of Hartford	Connecticut
The Buckeye Union Insurance Company	Ohio
The Continental Insurance Company	South Carolina
The Continental Corporation	New York
The Glens Falls Insurance Company	Delaware
Transcontinental Insurance Company	New York
Valley Forge Life Insurance Company	Pennsylvania

All other subsidiaries, when aggregated, are not considered significant.